FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes              No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes              No     X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes              No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	English translation of the Internal Conduct Regulations Regarding the Securities Market, as amended by the Board of Directors on November 30, 2005.

Item 1

UNOFFICIAL TRANSLATION OF THE ORIGINAL DOCUMENT IN SPANISH

REPSOL YPF GROUP

INTERNAL CONDUCT REGULATIONS

REGARDING THE SECURITIES MARKET

Approved by the Board of Directors of Repsol

YPF, S.A. on July 11th, 2003 and amended by

the Board of Directors on June 30th, 2004 and

on November 30th, 2005.

CONTENTS

1.	Purpose of the Regulations			Page 5

2.	Scope of application			Page 6
	2.1.	Subjective scope		Page 6
	2.2.	Objective scope		Page 8

3.	Standards of conduct			Page 8
	3.1.	Initial communication		Page 8
	3.2.	Annual communication		Page 9
	3.3.	Related persons		Page 9
	3.4.	Securities registry		Page 10
	3.5.	Confidentiality of data		Page 10
	3.6.	Portfolio management		Page 10
	3.7.	Periods of prohibitions of trading		Page 11

4.	Privileged Information			Page 11
	4.1.	Definition of privileged information		Page 11
	4.2.	Loss of status as privileged information		Page 12
	4.3.	Prohibitions		Page 12
	4.4.	Obligation to safeguard information		Page 13
	4.5.	Actions taken during the consideration or negotiation of transactions comprising privileged information		Page 14
		4.5.1.	Monitoring of quoted prices	Page 14
		4.5.2.	Public announcement in the event secrecy is broken	Page 14

		4.5.3.	Safeguard measures	Page 15
	4.6.	Compliance with the securities market standards		Page 15

5.	Relevant information			Page 16
	5.1.	Definition of relevant information		Page 16
	5.2.	The duty to communicate relevant information		Page 16
	5.3.	Content of relevant information		Page 17
	5.4.	Confidential relevant information		Page 17

6.	Transactions in own securities			Page 17
	6.1	Treasury stock policy		Page 17
		6.1.1.	Individualized plans	Page 18
		6.1.2.	Ordinary transactions	Page 18
		6.1.3	Execution of plans	Page 18
		6.1.4	Acquisition of Repsol YPF, S.A. stocks by its subsidiaries	Page 18
		6.1.5	Notifications, registry and operational records	Page 19
	6.2.	Volume of transactions		Page 19
		6.2.1.	Specific plans	Page 19
		6.2.2.	Ordinary transactions	Page 19
	6.3.	Price of ordinary transactions		Page 20
		6.3.1.	Purchase proposals	Page 20
		6.3.2.	Sales proposals	Page 20
	6.4.	Development of operations		Page 20
		6.4.1.	Spreading out transactions	Page 20

		6.4.2.	Counterparty of treasury stock operations	Page 21
	6.5.	Modification of the previous norms		Page 21

7.	Stock Price manipulation			Page 22
	7.1.	Prohibition		Page 22
	7.2.	Prohibited practices		Page 22

8.	Conflicts of interest			Page 23
	8.1.	Standards for directors		Page 23
	8.2.	Definition of conflict of interest		Page 23
	8.3.	Conflicts prevention		Page 23
	8.4	Resolution of conflicts		Page 24

9.	Term			Page 25

10.	Mandatory character			Page 25

11.	Infringement			Page 25

12.	Supervision			Page 26

1. PURPOSE OF THE REGULATIONS

1.1.	These Regulations are intended to define the principles and framework for action with regard to the Securities Market, for the Repsol YPF Group personnel subject hereto.

1.2.	The Regulations are consistent with the provisions of current Spanish legislation, and in particular with Law 24/1988 of July 28 on the Securities Market, amended by Law 37/1998 of November 16, and Law 44/2002 of November 22 on Financial System Reform Measures, as well as the provisions of RD 629/1993 of May 3 on Standards for Securities Market Activities and Mandatory Registries.

They are likewise in compliance, as regards application, with the requirements of the United States and Argentine stock market legislations.

1.3.	The Regulations further incorporate the best practices in the field, with a view to helping foster the markets’ transparency and proper operation and to safeguarding the investor community’s legitimate interests.

1.4.	These Regulations, approved by the Board of Directors on July 11, 2003, supersede in their entirety the so-called Repsol Group Internal Regulations Regarding the Securities Market approved by the Board of Directors’ Management Committee on December 9, 1993 and Internal Standard 1020 on Investments in Stocks, Option Rights, or Other Securities of the Repsol YPF Group and Member Companies.

2. SCOPE OF APPLICATION

2.1. Subjective scope

Without prejudice to the obligations incumbent upon Repsol YPF, S.A., as a legal entity, in the areas covered by these Regulations, they are applicable to the following persons:

a)	The members of the Board of Directors and the Secretaries and Assistant Secretaries thereof, of Repsol YPF, S.A. and the companies of its Group as the latter is defined in Article 4 of Law 24/1988 of July 28 on the Stock Market.

b)	The Top Management of the Repsol YPF Group, understood as comprising the Corporate Directors, the Group Managing Directors, and holders of equivalent positions in the top management reporting directly to the Board of Directors, the Delegate Committee, the Chief Executive Officer, or the Chief Operating Officer (Consejero Delegado).

c)	The members of the Executive Committee (Comité de Dirección) of Repsol YPF, S.A.

d)	The members of the Repsol YPF, S.A. Disclosure Committee (Comité Interno de Trasparencia).

e)	The Executives of the Corporate Division of Finance and Corporate Services (excluding the Corporate Directorate of Resources), the Corporate Division of Legal and General Counsel (excluding the Real State Directorate), the Corporate Division of Control and Corporate Development (excluding the Research Directorate) and of the External Relations Directorate.

f)	The members of the Executive Committee for the Group companies.

g)	The members of any Committee and the Executives of any Directorate who fully or partially perform the functions of the Committees or Directorates listed above.

h)	The Country Managers or Executives responsible for business in the different countries in which the Repsol YPF Group maintains an effective presence.

i)	The employees assigned to areas involved in Securities Market activities, who shall receive express notice of their inclusion.

j)	Other employees (whether Executives or not) who are included in the Regulations’ scope of application by decision of the Repsol YPF, S.A. Board of Directors or Delegate Committee, its Chairman or its Chief Operating Officer (Consejero Delegado), in view of circumstances occurring in each particular case.

k)	External advisers, for the purposes indicated in Article 4. External advisers are understood as individuals or legal entities that provide consulting, financial, legal, or any other kind of services to Repsol YPF, S.A. or companies of its Group and in connection therewith have access to Privileged Information.

The Corporate Governance Affairs Directorate shall at all times keep a current list of the persons included in these Regulations’ scope of application. It must likewise inform the persons subject thereto of the Regulations’ applicability to them.

2.2. Objective scope

The securities or financial instruments to which these Regulations are applicable are:

a)	Securities issued by Repsol YPF, S.A. and companies of the Repsol YPF Group which are listed or whose listing has been applied on an Exchange or other organized market, whether in Spain or overseas.

b)	Financial instruments that confer the right to acquire the foregoing securities.

c)	Financial instruments whose underlying assets are securities or instruments issued by Repsol YPF, S.A. or companies of its Group.

d)	Securities issued by other companies in which Repsol YPF, S.A. holds equity, which are listed or whose listing has been applied on an Exchange or other organized market, whether in Spain or overseas.

3. STANDARDS OF CONDUCT REGARDING TRADING IN SECURITIES AND FINANCIAL INSTRUMENTS OF REPSOL YPF, S.A. AND LISTED GROUP COMPANIES.

3.1. Initial communication

Persons subject to these Regulations who have performed any transaction involving subscription, purchase, sale, or purchase option, whether in cash or on credit, for securities or instruments falling under Article 2.2. for their own account, must send a communication to the Corporate Governance Affairs Directorate within the 2 days following said transaction. In said communication they must describe the transaction and report its date, amount, and price.

The obligation to send this communication is understood as without prejudice of the compliance with any other obligation prescribed by the rules of the Markets in which securities and instruments falling under Article 2.2. are listed, and in particular those stemming from the regulatory development of Article 83 bis of the Law on the Securities Market.

3.2. Annual communication

Once each year, coinciding with the end of the fiscal year, the persons subject to these Regulations shall send to the Corporate Governance Affairs Directorate a current list of the securities and instruments in their possession, at said Directorate’s request.

3.3. Related persons

Transactions performed by related parties, understood as those listed below in relation to the persons obligated by the provisions of these Regulations, are deemed equivalent to transactions for the latters’ own account and must accordingly be declared:

a)	The obligated person’s spouse.

b)	Minor children subject to the obligated person’s patria postestas.

c)	Entities effectively controlled by the obligated person.

d)	Any other persons or entities that act on behalf or in the interest of the obligated person.

3.4. Securities registry

The Corporate Governance Affairs Directorate shall keep a current registry of the securities and instruments covered by Article 2.2. hereof that are held by Directors, Executives and employees subject to these Regulations. The data in said Registry shall be confirmed at least once each year, coinciding with the end of the fiscal year, through the respective statement to be rendered by the interested parties.

At the time these Regulations enter into force and when new persons subject thereto are added, a communication shall be sent to the Corporate Governance Affairs Directorate, listing the securities and instruments in said persons’ possession.

3.5. Confidentiality of data

The Corporate Governance Affairs Directorate shall maintain the data in said Registry strictly confidential.

3.6. Portfolio management

The obligations to send communications foreseen in this Article, except those mentioned in Article 3.2, will not be applicable when the persons included in the scope of application of this Regulation have signed a contract for portfolio management with a person or entity that has the power to acquire and sell securities without the intervention of the holder and provided that the management has been entrusted in a stable manner and that the manager follows professional criteria of application.

The persons who sign a contract of portfolio management will be required to communicate to the Corporate Governance Affairs Directorate the existence of the same and the identity of the managing entity, and to order the latter to inform the Board of Directors, upon its requirement, of any operation carried out on securities or financial instruments covered in Article 2.2.

3.7. Periods of prohibitions of trading

The Board of Directors will be able to define periods during which the Board members and those persons included in the scope of application of this Regulation to whom said decision is communicated, must refrain from conducting transactions in securities or financial instruments to which Article 2.2. refers. This authority will be used when there exists or it is anticipated that there could exist Privileged Information in the midst of the Company or its Group that has not yet been made public. The possibility of imposing this obligation is in addition to the duty of complying at all times with the legal provisions (among them, specifically, those that concern the treatment of Privileged Information) and the Regulations of the Company.

4. PRIVILEGED INFORMATION

4.1. Definition of privileged information

Pursuant to the provisions of Article 81.1 of the Law on the Securities Market, Privileged Information is defined as all information meeting the following requirements:

a)	It is concrete in nature.

b)	It refers, directly or indirectly, to the securities or instruments mentioned in Article 2.2.

c)	It has not been made public.

d)	If it had been made public it could have influenced, or would have been able to influence, in an appreciable manner, the quoted price of securities or instruments mentioned in Article 2.2.

For illustrative purposes, the following are deemed to constitute Privileged Information:

•	The financial results (net income) of Repsol YPF or Group companies.

•	Extraordinary changes in said financial results or changes in previously disclosed forecasts thereof.

•	Transactions in which the company might engage, such as capital increases, securities issues, dividend distributions proposals, etc.

•	Mergers, or significant acquisitions or divestitures of assets of any kind.

•	Facts capable of giving rise to litigation, conflict, or penalties that could have a material impact on the forecast financial results.

•	Decisions by the authorities prior to their being made public.

•	Other facts or analogous situations.

4.2. Loss of status as privileged information

Information ceases to be deemed privileged when it is made public or loses its ability to influence the quoted price of the securities or instruments it affects.

4.3. Prohibitions

The persons subject to these Regulations who possess any kind of Privileged Information and know or should know that it is information of that kind must refrain from engaging in the following behaviours, directly or indirectly, for his or her own account or on behalf of any third party:

a)	Prepare or conduct any kind of transaction in securities or instruments falling under Article 2.2. to which the Privileged Information refers, in reliance thereon, for their own benefit or for the benefit of his or her related persons.

The preparation and conduct of transactions whose existence in and of itself comprises Privileged Information, as well as transactions conducted in fulfillment of an obligation having fallen due to acquire or assign securities and instruments covered in Article 2.2. when said obligation is prescribed in an agreement entered into before any of the persons subject to these Regulations come into possession of the Privileged Information, or other transactions conducted in a manner consistent with the applicable standards, are exempted from this prohibition.

b)	Transmit said information to third parties, except in the normal execution of their work, profession, or position and in a manner consistent with the requirements of these Regulations.

c)	Recommend to third parties the acquisition, sale, or assignment of securities and instruments falling under Article 2.2. or cause other persons to acquire, sell, or assign them, on the basis of Privileged Information.

4.4. Obligation to safeguard information

a)	Persons possessing Privileged Information are under an obligation to safeguard it, though said obligation does not relieve them of their duty of communication and cooperation with the judicial and administrative authorities pursuant to the provisions of the Law on the Securities Market and other applicable legislation.

b)	Persons possessing Privileged Information must likewise take adequate measures to prevent such information’s being used in an abusive or unfair manner.

c)	If any abusive or unfair use is made of Privileged Information, any person having knowledge thereof must so inform his or her superior forthwith.

4.5. Actions taken during the consideration or negotiation of transactions comprising privileged information

4.5.1. Monitoring of quoted prices

The Corporate Division of Finance and Corporate Services shall monitor the market behaviour over time of the securities and instruments to which Article 2.2. refers, as well as news reported by professional economic information sources and news media which might affect said securities and instruments, during the phase of consideration and negotiation of any kind of legal or financial transaction that might constitute Privileged Information.

4.5.2. Public announcement in the event secrecy is broken

If there is an abnormal behaviour of negotiated prices or contracted volumes of securities and instruments falling under Article 2.2., the Group Managing Director of Communication and Head of the Chairman’s Office and/or the Group Managing Director of Finance and Corporate Services shall inform the Chairman of the Board of Directors thereof forthwith, and if it is necessary and there is reasonable evidence that said behaviour is occurring as a result of premature, partial, or distorted disclosure of the transaction, the Chairman of the Board shall take measures to immediately issue a statement of relevant information clearly and precisely indicating the status of the pending transaction or containing an advance notice of the information to be supplied.

4.5.3. Safeguard measures

The Chief Executive Officer, the Chief Operating Officer (Consejero Delegado), and the Executives to whom they delegate the function must:

a)	Limit knowledge of the Information strictly to those staff members of the organization or external advisers who have an indispensable need to know it.

b)	Expressly inform recipients that the Information is confidential and its use is prohibited, as well as that it has been included in the documentary registry kept by the Corporate Legal Affairs Directorate, described below.

c)	For each transaction that could give rise to Privileged Information, keep documentary registries recording the identity of all persons who know the Privileged Information and the date on which each of them came into knowledge thereof.

d)	Take security measures for custody, filing, access, reproduction and distribution of the Privileged Information.

e)	The Corporate Legal Affairs Directorate shall keep a Central Registry of Privileged Information, in which it shall record, by the procedure it sees fit, the information received from each person responsible for confidential documents.

4.6. Compliance with the securities market standards

Persons subject to these Regulations who possess Privileged Information shall strictly comply with the current rules of the Securities Markets where securities and instruments covered by Article 2.2. are listed, and in particular those prescribed in Article 81 of the Law on the Securities Market, the provisions on its development, and these Regulations.

5. RELEVANT INFORMATION

5.1. The relevant information concept

Pursuant to the provisions of Article 82 of the Law on the Securities Market, relevant information is understood as all information the knowledge whereof may reasonably influence an investor to acquire or transfer securities or financial instruments, and hence, may appreciably influence their quoted prices on a secondary market.

5.2. The duty to communicate relevant information

Repsol YPF, S.A. undertakes to disclose to the market forthwith, by communication to the National Securities Market Commission, all relevant information on the Company.

Such relevant information shall be transmitted to the National Securities Market Commission prior to its disclosure by any other means and as soon as the fact becomes known, the decision is made, or the agreement or contract with third parties is signed.

In general, communications of relevant information shall be transmitted to the National Securities Market Commission by the Investor Relations Directorate.

On an exceptional basis, the Chief Executive Officer, the Chief Operating Officer (Consejero Delegado), any member of the Repsol YPF, S.A. Executive Committee (Comité de Dirección), the Corporate Legal Affairs Director, the External Relations Director or the Corporate Governance Affairs Director may make communications of relevant information.

The Repsol YPF Disclosure Committee (Comité Interno de Transparencia) shall take cognizance of communications of relevant information when appropriate pursuant to the rules determining its authority and mode of operation.

Communications of relevant information shall be made accessible through the Repsol YPF, S.A. Web page, posted in the Shareholders sector, once they have been transmitted to the National Securities Market Commission.

5.3. Content of relevant information

The relevant information disclosed to the market must be truthful, clear, quantified, and complete, and may not induce or be capable of inducing confusion or deception.

5.4. Confidential relevant information

When the Company believes any relevant information should not be made public because it could impair the Company’s legitimate interests, it shall so inform the National Securities Market Commission forthwith, and said Commission may relieve the Company of this obligation pursuant to the provisions of Article 91 of the Law on the Securities Market.

6. TRANSACTIONS IN OWN SECURITIES

6.1 Treasury stock policy

The policy of treasury stock will be to prevent the selling and buying of own stock from hindering the correct formation of market prices.

6.1.1. Individualized plans

Within the scope of the authorization granted by the General Shareholder’s Meeting, it is the responsibility of the Repsol YPF, S.A. Board of Directors to determine the specific plans of acquisition or sale of own stock.

6.1.2. Ordinary transactions

With independence of the specific plans referred to in the previous paragraph and always within the scope of authorization granted in the General Shareholder’s Meeting, ordinary transactions in stocks of Repsol YPF S.A. that are carried out by the company, will have the purpose of contributing to the liquidity of said stocks in the market, or reducing price fluctuations or investing temporally disposable liquidity. They will not be the response to an intention of intervening in the free process of market price formation nor to the benefit of certain shareholders of Repsol YPF, S.A.

If the financial structure of the Company should so permit, it will be possible to consider the repurchase of stocks as an operation complementary to investment plans.

6.1.3. Execution of plans

It is the responsibility of the Group Managing Director of Finance and Corporate Services of Repsol YPF S.A. to execute the specific plans covered in the previous Article 6.1.1. and to supervise the ordinary transactions in stocks of Repsol YPF, S.A. to which Article 6.1.2 refers.

6.1.4. Acquisition of Repsol YPF, S.A. stocks by its subsidiaries

The acquisition of Repsol YPF, S.A. stocks by its subsidiaries in the scope of the authorizations granted by the respective General Shareholders’ Meetings, will follow the criteria established in these Regulations and will be subject to the control of the Group Managing Director of Finance and Corporate Services of Repsol YPF, S.A.

6.1.5. Notifications, registry and operational records

The Group Managing Director of Finance and Corporate Services of Repsol YPF, S.A. and the persons that he designates in the Repsol YPF, S.A. Group, will be responsible for making the official notifications of the transactions conducted in stocks of Repsol YPF, S.A. required by the laws in force. The Repsol YPF, S.A. Group Managing Director of Finance and Corporate Services will maintain at all times a registry and records of the operations of selling and buying of Repsol YPF, S.A. own stock, including the Repsol YPF, S.A. stock that has been acquired by its subsidiaries.

6.2. Volume of transactions

6.2.1. Specific plans

When concerning the execution of specific plans covered in the previous paragraph 6.1.1., the volume of the transactions in Repsol YPF, S.A. stocks will be that foreseen in said plans.

6.2.2. Ordinary transactions

In the ordinary transactions not included in the previous paragraph, the maximum daily volume of contracting of its own stocks will not be more than 25% of the average of the total volume contracted in the last ten sessions (without including in the calculation Take Over Bid or IPO carried out during this period). Exceptionally in those isolated sessions in which the market experiences a volatility higher than its usual averages, the volume of the treasury stock will be able to exceed the limit established, of which the CNMV will be informed confidentially.

6.3. Price of ordinary transactions

6.3.1. Purchase proposals

Purchase orders should be formulated at a price no higher than the following two: (i) the price of the last transaction conducted in the market by independent third parties, and (ii) the price associated with the best independent purchase proposal already formulated.

6.3.2. Sales proposals

The sale orders should be formulated at a price no lower than the lowest of the following two: (a) the price of the last transaction carried out by independent third parties, and (b) the price associated with the best independent sale proposal already formulated.

6.4. Development of operations

6.4.1. Spreading out transactions

In general, an attempt will be made to spread out Repsol YPF, S.A. stock transactions through out each session, and, to this end, except for circumstances considered exceptional by the Group Managing Director of Finance and Corporate Services of Repsol YPF, S.A.

a)

During the adjustment period neither purchase nor sales proposals can be introduced. If the adjustment period has ended and trading has not begun, it will be possible, with the aim of obtaining the establishment of the first price, to introduce a proposal that would permit the opening of the trading. Said proposal will have to be formulated necessarily, from among the prices associated to the best existing purchase and sale proposal, to the one which is nearest to the closing price of the previous day.

b)	During the last five minutes previous to the closing of the session, no proposals, neither of purchase nor of sale, can be introduced. Notwithstanding the aforementioned, immediately before the beginning of said period it will be possible to alter the volume of the last proposal formulated, with the limits established in the previous paragraphs.

Exceptionally, orders in own stocks can be introduced in this period, of which the CNMV will be informed, explaining the reasons that have been the cause of said orders.

6.4.2. Counterparty of treasury stock operations

The company must not make a pact on treasury stock with entities of its group, its board members, its relevant shareholders or related persons of any of them, except when so authorized expressly by the Board of Directors.

At the same time, the Company must not carry out simultaneously purchase and sale orders in its own stocks.

6.5. Modification of the previous norms

In the case of an urgent necessity for the due protection of the interests of Repsol YPF, S.A., the companies of its group and its shareholders, the Chairman, and the Board of Directors of Repsol YPF, S.A. shall be able to agree temporarily upon a modification or suspension of the application of the previous norms.

7. STOCK PRICE MANIPULATION

7.1. Prohibition

The persons falling under these Regulations’ subjective scope of application must refrain from preparing or conducting practices that falsify free price formation, and from those stipulated in Article 83 ter of the Law on the Securities Market.

7.2. Prohibited Practices

Prohibited practices shall be:

a)	Transactions or orders:

•	Which induces or may induce a false or deceptive understanding of the offer, demand, or price of negotiable securities or financial instruments.

•	Which ensure, through one person or several persons acting in concert, an abnormal or artificial price for one or more financial instruments, unless the person who has conducted the transactions or issued the orders demonstrates the legitimacy of his reasons and the latter are consistent with accepted market practice in the regulated market in question.

b)	Transactions or orders which make use of fictitious devices or any other form of deception or machination.

c)	Disclosure of information through the media, including the Internet, or by any other means, which induces or may induce a false or deceptive understanding of the financial instruments in question, including the propagation of false or deceptive rumors and news, when the person disclosing them knew or should have known that the information was false or deceptive.

d)	Any action the Ministry of the Economy or the National Securities Market Commission lists or describes as a concrete practice against the free price formation.

8. CONFLICTS OF INTEREST

8.1. Standards for Directors

In relation with the members of the Board of Directors, the provisions of the Board of Directors’ Regulations shall prevail over the provisions of these Regulations in this regard.

8.2. Definition of conflict of interest

There will be a conflict of interest between Repsol YPF or any company within the Group, on the one part, and the persons subject to the provisions of these Regulations, on the other part, when the impartiality of the conduct of the latter could be compromised by reason of their relatives, professional or economic relations as well as relations of any other kind.

8.3. Conflicts prevention

To control potential conflicts of interest, all persons falling into these Regulations’ scope of application must inform the person responsible for their respective Area, sufficiently in advance for timely decisions to be made and before conducting the transaction or concluding the business in question, any situation which may potentially involve, and in each concrete circumstance that actually involves, the appearance of a conflict of interest with Repsol YPF, S.A. or any company of its Group.

If the person affected is a member of the Board of Directors, the conflict must be reported to the Board of Directors that, if it considers fit, will apply for the opinion of the Audit and Control Committee.

In case of a doubt about the existence of a conflict of interest, the persons included in the scope of application of these Regulations must act prudently and inform the person responsible for their respective Area or the Board of Directors, as the case may be, about the specific circumstances of the case, for the appropriate consideration of the situation by the latter.

8.4. Resolution of conflicts

The general principle to be considered in the resolution of all kind of conflicts of interest is abstention. Therefore, persons subject to conflicts of interest must refrain from making decisions that could affect the individuals or legal entities with which said conflict is posed. They must likewise refrain from exerting any influence on said decision-making and must act with full loyalty to the Repsol YPF Group in all cases. In any situation of conflict of interest between the persons affected and Repsol YPF or any company within the Group, the former must act in all moments with loyalty to the Repsol YPF Group, giving preference to the interest of the Repsol YPF Group over its own interests.

9. TERM

To ensure in advance their effective dissemination, these Internal Conduct Regulations regarding the Securities Market shall enter into force 30 days following their approval by the Repsol YPF, S.A. Board of Directors, and shall be periodically reviewed and updated to keep them consistent with subsequent normative requirements and to reflect best practices in the field.

The Corporate Governance Affairs Directorate shall distribute the Regulations to the persons included in their scope of application, to which end each such person must sign a document whose content shall be identical to that of the model attached hereto as Exhibit I of these Regulations.

10. MANDATORY CHARACTER

Compliance with these Regulations is mandatory for the persons coming within their scope of application.

11. INFRINGEMENT

Failure to comply with the provisions of these Regulations shall be deemed a labour violation, whose seriousness shall be determined in the procedure conducted in conformity with current provisions.

The foregoing provision shall be understood as without prejudice to the infringement that might stem from violation of the Securities Market Act’s provisions and other applicable legal provisions, as well as the civil or criminal liability to which the violator may be subject in each particular case.

12. SUPERVISION

The Audit and Control Committee shall be responsible for supervision of the obligations prescribed in these Regulations.

*    *    *

EXHIBIT I

Repsol YPF Group Internal Conduct Regulations

regarding the Securities Market

Affirmant:	(Name and surname)
Id. Card nº:	Email Address:

The undersigned hereby declares that he knows and accepts the current Repsol YPF Group Internal Conduct Regulations regarding the Securities Market (the “Regulations”). The undersigned has received a copy of the Regulations and agrees to comply with its provisions.

The undersigned expressly agrees and consents the treatment by Repsol YPF, S.A. of the information that he or she may provide in compliance with the Regulations, as well as the incorporation of such information into an automated file owned by Repsol YPF, S.A. and filed before the Spanish Data Protection Authority. This automated file has been created with the purpose of checking the compliance of the obligations established in the Regulations.

The undersigned may exercise the rights conferred by the laws and regulations related to personal data protection by sending a written communication to the Corporate Governance Affairs Directorate, Paseo de la Castellana nº 278, 3rd Floor, 28046 Madrid (Spain).

Signature:

[Place and date]

This document, duly filled in and signed, should be sent to the Corporate Governance Affairs Directorate, Paseo de la Castellana nº 278, 3rd Floor, 28046 Madrid (Spain).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	December 5, 2005	By:	/s/ Luis Mañas
		Name:	Luis Mañas
		Title:	Chief Financial Officer